UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-54622

(Check One):	. Form 10-K	. Form 20-F	. Form 11-K	X . Form 10-Q
	. Form 10-D	. Form N-SAR	. Form N-CSR

For Period Ended: December 31, 2016

      .  Transition Report on Form 10-K

      .  Transition Report on Form 20-F

      .  Transition Report on Form 11-K

      .  Transition Report on Form 10-K

      .  Transition Report on Form N-SAR

Form the transition period ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

I-WELLNESS MARKETING GROUP INC.
Full Name of Registrant

3651 Lindell Rd Ste D-612
Las Vegas, NV 89103

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III – NARRATIVE

Financial information to be contained in registrants 10-Q for the period ended December 31, 2016 cannot be analyzed and completed on a timely basis.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Timothy J. Ferguson	(702)	722-1003
Name	Zip Code	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

      .  Yes   X .  No

10-K for fiscal year ended June 30, 2016.

10-Q for fiscal quarter ended September 30, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      .  Yes   X .  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

I-Wellness Marketing Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2017

 By: /s/ Timothy J. Ferguson

Chief Executive Officer